Exhibit 99.11

July 11, 2016

NOTICE CONCERNING

EXCHANGE OFFER FOR LOCKHEED MARTIN CORPORATION COMMON STOCK

IMMEDIATE ATTENTION REQUIRED

This Notice applies to participants in the following savings plans (“Plan” or “Plans”) sponsored and maintained by Lockheed Martin Corporation (“LMC”):

Lockheed Martin Corporation Basic Benefit Plan

Lockheed Martin Corporation Capital Accumulation Plan

Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees

Lockheed Martin Corporation Hourly Employee Savings Plan Plus

Lockheed Martin Corporation Operations Support Savings Plan

Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees

Lockheed Martin Corporation Salaried Savings Plan

Purpose of this Document

According to our records, you participate in one or more of the above-referenced Plans, which permit the investment of a portion of your Plan account in funds invested in shares of LMC common stock (“LMC Stock Funds”). Along with the Prospectus—Offer to Exchange dated July 11, 2016, of Abacus Innovations Corporation, a Delaware corporation and wholly-owned subsidiary of LMC (“Splitco”), and the other attached materials, this document, which has been prepared by LMC as Plan sponsor, is being sent to you by Computershare Trust Company N.A. (“Exchange Agent”) on behalf of State Street Bank and Trust Company (“Plan Trustee”), because LMC is commencing an exchange offer (“Exchange Offer”) with its stockholders. If you have a balance in the LMC Stock Funds, this Notice provides background information on the Exchange Offer and outlines the process that you must follow should you wish to participate in the Exchange Offer.

Exchange Offer

Pursuant to the Exchange Offer, each LMC stockholder, including participants in LMC Stock Funds, is being offered the opportunity to receive shares of Splitco in exchange for shares of LMC common stock, subject to the terms and conditions described in this Notice and the attached materials. As described in the attached Prospectus—Offer to Exchange, prior to the closing of the Exchange Offer, Splitco will own, directly and through subsidiaries, the business and operations of LMC’s Information Systems & Global Solutions (“IS&GS”) business segment as reported in LMC’s 2015 Form 10-K Annual Report. Immediately following the consummation of the Exchange Offer, a special purpose merger subsidiary of Leidos Holdings, Inc. (“Leidos”) named Lion Merger Co. will be merged with Splitco, and Splitco, as the surviving company, will become a wholly-owned subsidiary of Leidos (the “Merger”). In the Merger, each issued and outstanding share of Splitco common stock will be converted into the right to receive one share of Leidos common stock. Accordingly, shares of Splitco common stock will not be traded separately and participants in the Exchange Offer will receive shares of Leidos common stock in exchange for their LMC shares, including their unit shares of LMC Stock Funds. No trading market currently exists or will ever exist for shares of Splitco common stock. Leidos common stock received in exchange for units of LMC common stock will be held in the Plans in a separate unitized fund, the “Leidos Stock Fund,” established in connection with the Exchange Offer.

The decision whether to direct the Plan Trustee to exchange LMC shares and receive Leidos shares in your Plan account is entirely yours. As described further in this Notice, the new Leidos Stock Fund will be a plan investment option only for a relatively short period of time. Investing and participating in the

Exchange Offer involves various risks, as described in this Notice and the Prospectus—Offer to Exchange. Like all investments, you may gain or lose money if you choose to participate in the Exchange Offer. You are not required to participate in the Exchange Offer, and neither LMC, Leidos nor the plan fiduciaries are recommending whether or not you should participate in the Exchange Offer or make any other Plan investment decisions. If you elect to participate, your account will be restricted during a blackout period, as described in this Notice.

If you do not wish to participate in the Exchange Offer, no action is required on your part. If you would like to participate and to exchange all or some portion of your LMC Stock Fund units, you may do so by making your election by the deadline described in this Notice. Please note that the deadline is earlier than the closing of the Exchange Offer window described in the attached Prospectus—Offer to Exchange due to the time needed to collect, aggregate and process the election information. The Plan Trustee will not exchange LMC Stock Fund units for which it does not receive timely and complete instructions.

If you hold shares of LMC common stock through the Plans’ Self-Directed Brokerage Account (“SDBA”), you may access Exchange Offer instructions and review applicable deadlines at ameritraderetirement.com > My Account > History & Statements > Shareholder Library > Corporate Actions. If you hold shares of LMC common stock outside the Plans, you will receive separate Exchange Offer instructions for those shares. The instructions in this Notice do not apply to your shares held in the SDBA or outside the Plans.

In deciding whether to participate in the Exchange Offer, it is important to familiarize yourself with all the Plan investment options and think carefully about the investment of your account. To help achieve long-term retirement security, you should give careful consideration to the advantages of a well-balanced and diversified investment portfolio. Market or other economic conditions that cause one category of assets, or one particular security, to perform well often cause another asset category, or another particular security, to perform poorly. Accordingly, diversifying your assets among different types of investments can help achieve a favorable rate of return, while reducing your overall risk of losing money. Investing more than 20% of your retirement savings in any one company or one industry may not represent proper diversification. Depending on your circumstances, an even lower percentage may be appropriate. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all your assets, including any retirement savings outside the Plan. No single investment approach is right for everyone because individuals have different goals, different time horizons for meeting their goals and different tolerances for risk.

It is possible that LMC may decide not to proceed with the Exchange Offer. It is also possible that the appropriate Plan fiduciary may, as a technical matter, find that the Exchange Offer does not satisfy the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), based on the ultimate exchange ratio and the movement of Leidos and LMC share prices prior to the consummation of the Exchange Offer. You will be notified of either event as soon as possible, and no LMC shares would be exchanged.

For a more complete description of the terms and conditions of the Exchange Offer as applied to the Plans, you should carefully read this Notice and the enclosed materials, including the Prospectus—Offer to Exchange. These materials do not constitute investment, legal or tax advice. As with any investment decision, please also consider consulting a personal advisor to determine if participating in the Exchange Offer is right for you. If you have any questions concerning the Exchange Offer, you should contact Georgeson LLC, the Information Agent for the Exchange Offer at (866) 482-4931.

Procedures for Instructing the Plan Trustee About Your Decision to Exchange LMC Shares

1.	Making an Election to Exchange

If you decide to participate in the Exchange Offer, you must provide your election to Computershare (the Exchange Agent), either online or by mail (as set forth in the attached Election Form) so that it is received prior to 4:00 p.m. Eastern Time on the sixth trading day prior to the expiration of the exchange offer period (not including the expiration date). You must choose the percentage (a whole percentage of 1-100%) of your LMC Stock Fund units in the Plan(s) that you would like to exchange. That percentage will be applied to the number of LMC Stock Fund units held in all of your account(s) in the Plan(s) as of the closing of regular trading on the New York Stock Exchange on the fifth trading day prior to the expiration of the exchange offer period (not including the expiration date), regardless of when you submit your Election Form (as long as your election is received in good order and by the required deadline). Any money invested in the LMC Stock Fund after the fifth trading day prior to the expiration of the exchange offer period (not including the expiration date) will not be included in the Exchange Offer calculation. If you have an account in more than one Plan, your election will apply to all of your shares in any LMC Stock Fund in each Plan.

Example: Participant has an account balance in Plan A and an account balance in Plan B. Participant has 500 shares in the Company Stock Fund in Plan A, 100 shares in the Company Stock Fund in Plan B, and 500 shares in the ESOP Fund in Plan B. Participant returns a single Election Form in which Participant elects to exchange 10% of his shares in each of Plan A and Plan B. Assuming the Exchange Offer is not oversubscribed, Participant will exchange 50 shares from the Plan A Company Stock Fund, 10 shares from the Plan B Company Stock Fund, and 50 shares from the Plan B ESOP Fund.

You may determine the number of whole shares in any LMC Stock Fund in your Plans by accessing the Savings Plan Web Tool using LM People at https://lmpeople.lmco.com via the Intranet (https://www.lmpeople.com via the Internet) > Pay and Benefits > Savings Plan, or at https://lmco.voya.com. Once you have accessed the Savings Plan Web Tool, select > Name of Plan > Account > Account Summary > Balances. Your equivalent number of whole shares in the “ESOP Fund” and/or “Company Common Stock Fund” appears at the bottom of this page. If you have a balance in more than one plan, please be sure to repeat this procedure for each plan. To assure the confidentiality of your decision, Computershare will collect your instructions and forward the information to the Plan Trustee and Voya Financial (the “Plan Recordkeeper”). Computershare, the Plan Trustee, and the Plan Recordkeeper, and their affiliates or agents, will not reveal your individual election to LMC or Leidos.

There will be no fee charged for exchanging your LMC Stock Fund units in the Plans.

2.	Changing or Withdrawing an Election to Exchange

You may change your election by submitting a new election to Computershare, either online or by mail as long as it is received prior to 4:00 p.m. Eastern Time on the sixth trading day prior to the expiration of the exchange offer period (not including the expiration date). Upon receipt of a new, properly completed election (for any whole percentage from 1% to 100% of LMC Stock Fund units to be exchanged), your previous election instructions will be cancelled. The last properly completed election timely received by Computershare will apply.

After 4:00 p.m. Eastern Time on the sixth trading day prior to the expiration of the exchange offer period (not including the expiration date), you will only have the ability to withdraw your election entirely. To do so, you must provide your properly completed Withdrawal Form (attached) to Computershare, either online or by mail so that it is received prior to 4:00 p.m. Eastern Time on the second trading day prior to the expiration of the exchange offer period (not including the expiration date). Please note that the final exchange ratio will not be announced until approximately 9:00 a.m. on the second trading day prior to the expiration of the exchange offer period (not including the expiration date). If your properly completed withdrawal is received by the deadline, none of your LMC shares will be exchanged for Leidos Stock Fund units in the Plan(s).

3.	Election Form

Please see the attached Election Form for additional information on how to submit your election. Additional Election Forms may be obtained by calling the Information Agent at (866) 482-4931.

4.	Possible Deadline Extension

LMC has the right to extend the deadline for the Exchange Offer. If the Exchange Offer deadline is extended and it is administratively feasible, the deadlines described in sections 1 and 2 above may be extended. Any extensions of these deadlines will be available by calling the Information Agent at (866) 482-4931, and will be communicated to you to the extent practicable.

5.	Exchange of LMC Stock Fund Units for Leidos Stock Fund Units

After the deadline for electing to participate in the Exchange Offer has expired for Plan participants, Computershare will transmit your election to the Plan Recordkeeper. The Plan Recordkeeper will calculate the number of LMC Stock Fund units to be exchanged. If you have shares in more than one Plan or more than one LMC Stock Fund in a Plan, your shares will be exchanged from each Plan and each fund based on the percentage you elected. The Plan Trustee will then tender for exchange the appropriate number of shares of LMC common stock on behalf of the Plans, assuming the exchange satisfies ERISA as described above. The Leidos shares received in the exchange (and the cash component of the LMC Stock Fund units exchanged) will be used to establish the Leidos Stock Fund. The Leidos Stock Fund, like the LMC Stock Funds, will be a “unitized” fund that is invested exclusively in Leidos stock, except for a targeted percentage that will be invested in cash or cash equivalents to meet estimated liquidity needs. Leidos Stock Fund units received in the exchange will be allocated to your Plan account(s) in proportion to the LMC Stock Fund units you exchanged. You will not receive any portion of the exchange proceeds directly. Any of your LMC Stock Fund units that are not exchanged will remain as LMC Stock Fund units in your Plan account. Please see the attached fact sheet for more information on the Leidos Stock Fund.

As described in the Prospectus—Offer to Exchange, LMC may have to limit the number of shares of LMC common stock that it accepts in the Exchange Offer through a proration process. This means that not all of the shares of LMC common stock tendered by the Plan Trustee necessarily will be exchanged. If this occurs, your LMC Stock Fund units also will be prorated based on the number of LMC shares accepted for exchange as compared to those tendered. Please note that the “odd lot” preferences described in the Prospectus—Offer to Exchange are not applicable to LMC Stock Fund units in the Plans.

6.	Possible Clean-Up Spin Off Distribution

If not enough shares of LMC common stock are tendered to allow LMC to exchange all of its shares of Splitco common stock and LMC and Leidos are prepared to consummate the Merger, LMC intends to distribute the remaining shares of Splitco common stock on a pro rata basis to the LMC stockholders whose shares of LMC common stock remain outstanding after consummation of the Exchange Offer. Any LMC stockholder who validly tenders (and does not properly withdraw) shares of LMC common stock for shares of Splitco common stock in the Exchange Offer will, with respect to those tendered shares of LMC common stock, waive their right to receive, and forfeit any rights to, shares of Splitco common stock being distributed on a pro rata basis. If that occurs, additional information will be provided explaining what that means for your Plan account. For example, if a pro rata clean-up distribution occurs, Plan participants invested in the LMC Stock Fund would automatically receive proportionate Leidos Stock Fund units (without a reduction in the number of their LMC Stock Fund units), even if they did not elect to participate in the Exchange Offer.

Blackout Period

If you elect to exchange a portion of your LMC Stock Fund units, the portion of your account relating to the exchanged units, as indicated by your elected percentage, WILL NOT BE AVAILABLE for Plan transactions

(including loans, withdrawals, distributions, and investment changes) until the exchange is completed. This Blackout Period will begin at the close of regular trading on the New York Stock Exchange (typically 4:00 P.M. Eastern Time) on the fifth trading day prior to the expiration of the exchange offer period (not including the expiration date) and will end once all processing relating to the Exchange Offer has been completed. It is expected that the Blackout Period will begin no earlier than August 9, 2016 and will end no later than September 6, 2016. You may find out when the Blackout Period has ended by going to the Savings Plan Web Tool or by calling the Savings Plan Information Line at (800) 444-4015. The Blackout Period is necessary to accurately process the exchange instructions received from participants. If you do not elect to participate in the Exchange Offer, your Plan account will not be affected by the Blackout Period. If you buy or sell (by receiving new contributions or making investment changes) after submitting your exchange election, but before the close of business on the fifth trading day prior to the expiration of the exchange offer period (not including the expiration date), the number of shares you will exchange will increase or decrease accordingly.

Example. If you elect to exchange 50% of your LMC Stock Fund units and your account consists of 120 LMC shares as of the closing of trading on the fifth trading day prior to the expiration of the exchange offer period (not including the expiration date), you will only be able to transact with 60 of these shares (50% of 120 shares) from the fourth trading day prior to the expiration of the exchange offer period (not including the expiration date) through the completion of the Exchange Offer (including the time to process the Exchange Offer). We anticipate the Exchange Offer will be completed on or about the third trading day following the expiration of the exchange offer period (not including the expiration date), 2016. Once the processing of the Exchange Offer is complete, your entire account once again will be available for all Plan transactions, subject to the various limitations described below.

If your properly completed withdrawal of your most recent exchange election is received by the Exchange Agent prior to 4:00 p.m. on the fifth trading day prior to the expiration of the exchange offer period (not including the expiration date), the restrictions on your Plan account will be lifted as soon as administratively practicable and the Blackout Period will no longer apply to your Plan account. If you submit a properly completed withdrawal of your most recent exchange election to the Exchange Agent after 4:00 p.m. Eastern Time on the fifth trading day prior to the expiration of the exchange offer period (not including the expiration date), the restrictions on your Plan account will be lifted as soon as administratively practicable after the expiration date of the Exchange Offer.

If the Exchange Offer’s deadline is extended by LMC as described in the Prospectus—Offer to Exchange, the Blackout Period may be extended. If administratively feasible, the Blackout Period also may be temporarily lifted for an interim period of time. Revised Blackout Period dates will be posted on the Savings Plan Web Tool or will be available by calling the Savings Plan Information Line at (800) 444-4015, and otherwise communicated to you to the extent practicable.

During the Blackout Period, contributions will continue to be made to your Plan account, and your account will remain subject to investment gains and losses. It is very important that you evaluate the appropriateness of your current investment in the LMC Stock Fund (and your possible investment in the Leidos Stock Fund), in light of your inability to direct or diversify all or a portion of these investments during the Blackout Period if you elect to participate in the Exchange Offer. There is a risk to holding substantial portions of your assets in the securities of any one company as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale during the Blackout Period of (i) LMC Stock Fund units that you have elected to exchange from your Plan account, or (ii) Leidos Stock Fund units that you are waiting to receive into your Plan account. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement and financial planning.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before commencement of the blackout period so that you have sufficient time to consider the effect of a blackout period on your retirement plans. Federal law also permits less than 30 days advance notice in circumstances outside of the control of the Plan Administrator for the Plans. The Plan Administrator could not determine whether or when the Blackout Period would actually occur until the regulatory review of the Exchange Offer was completed. Notice of the Blackout Period is being provided to you at the time of the public announcement of the Exchange Offer and as soon as possible after completion of the required regulatory review of the Exchange Offer.

There are three ways in which you can learn the number of LMC shares accepted for exchange. You can determine your new balances approximately seven days after LMC publicly announces the result of the Exchange Offer by accessing the Savings Plan Web Tool or calling the Savings Plan Information Line at (800) 444-4015. In addition, the quarterly statements you receive will show, for the period in which the exchange occurs, a new balance in the Leidos Stock Fund if any LMC Stock Fund units attributable to your account are exchanged. In addition, you will receive a transaction confirmation statement describing the cash value of the transfer resulting from the Exchange Offer.

Description of Leidos Stock Fund

In considering whether to exchange your LMC shares, in addition to reviewing all of the enclosed materials, it is very important to understand how any Leidos common stock that you receive in exchange for your LMC shares will be treated under your Plan. The new Leidos Stock Fund will operate in a manner different from the other investment options under the Plans. It will, however, be a unitized fund, like the LMC Stock Fund. A fact sheet for the Leidos Stock Fund is attached.

Unlike all other investment options, you will not be permitted to add to your Leidos Stock Fund balance after the Exchange Offer is completed. Cash dividends on Leidos common stock will be held in the Leidos Stock Fund in short term investments and will not be invested in shares of Leidos common stock. If you wish to transfer funds out of the Leidos Stock Fund, you must make a fund transfer to another investment option in the Plan. You may not use the Plan’s reallocation function to transfer funds out of the Leidos Stock Fund. For all Plans, assets transferred out of the Leidos Stock Fund cannot be transferred back into the Leidos Stock Fund at a later date. Distributions upon termination of employment, or withdrawals, from the Leidos Stock Fund may be made in cash or in shares of stock, until the Leidos Stock Fund is liquidated, as described below.

The Leidos Stock Fund under your Plan will be terminated as of 12 months after its inception or as soon as practicable thereafter as consistent with applicable legal requirements. You will be notified of the termination date. If you have not disposed of your Leidos Stock Fund balance by the termination date, the Plan will provide for the liquidation of the remaining balances in the Leidos Stock Fund as of that date and the reinvestment of the proceeds in an appropriate investment option offered under the Plans as determined by the Plan fiduciary.

The LMC shares in your Plan account may come from different contribution sources, such as employee pre-tax deferrals, employee Roth contributions, employee after-tax contributions, company matching contributions, and company profit-sharing contributions. The types and percentages of contribution sources of Leidos shares credited to your account after the Exchange Offer will be identical to the types and percentages of contribution sources of the LMC shares you elected to exchange. Your balance in the Leidos Stock Fund will be available for loans and all withdrawals (hardship or otherwise) to the extent permitted under the Plan for those types of contributions.

Factors Affecting Performance of Leidos Stock Fund

The Leidos Stock Fund is neither a mutual fund nor a diversified investment option. Because it is not diversified, the value of the Leidos Stock Fund may experience large fluctuations based on Leidos’ financial performance, stock market volatility, and general economic conditions.

Expense Information of Leidos Stock Fund

The annual investment management fees for the Leidos Stock Fund are .02%. The Fund also charges an annual independent fiduciary fee of .005%. In addition, the Plans charge annual administrative expenses which will be disclosed in a separate communication and are available by generating a quarterly statement on the Savings Plan Web Tool.

Description of Tax Consequences

Exchanging LMC shares for Leidos shares is not expected to be a taxable event for Plan participants, but it could change how you are taxed on the amounts distributed to you from the Plan. A participant who takes an in-kind distribution of shares of stock may elect not to be taxed at the time of distribution on the “net unrealized appreciation” attributable to certain types of contributions. The “net unrealized appreciation” is the difference between the value of the units in the stock fund at the time they were allocated to your account and at the time the shares representing the value of those units are distributed to you. Net unrealized appreciation will not be taxed until the stock is sold and the appreciation is realized.

For tax purposes, the cost basis of the LMC shares currently allocated to your account will be apportioned between your remaining shares in the LMC Stock Fund and your shares in the Leidos Stock Fund. Distributions upon termination of employment from the Leidos Stock Fund may be made in cash or in shares of stock. It is expected that distributions from the Leidos Stock Fund made in shares of stock will remain eligible for “net unrealized appreciation” tax treatment. For more information on net unrealized appreciation, please consult with your tax advisor.

EXPECTED EXCHANGE OFFER DATES AND IMPACT FOR PLAN PARTICIPANTS

Due to administrative reasons, participating in the Exchange Offer through the Plans will be different than participating in the Exchange Offer as a registered stockholder or participant in another retirement plan or arrangement. Plan participants will be subject to earlier election and withdrawal deadlines and will be limited in the time and manner they can respond to the announcement of the final exchange ratio. Plan participants who exchange shares will be subject to Plan account restrictions during the Blackout Period, and their investment in Leidos stock will be held through a unitized Leidos Stock Fund and limited by the relatively short expected duration of that fund. Any changes to the expected Exchange Offer dates will be available by calling the Information Agent at (866) 482-4931.

LMC Stock Fund Participants	Registered Shareholders

Start of the Exchange Offer July 11, 2016	Start of the Exchange Offer July 11, 2016

Deadline for Submission or Change of Election

4:00 p.m. Eastern Time on August 8, 2016

Determination Date for Number of Shares to be Exchanged; Plan Blackout Period Begins

At the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time) on August 9, 2016

Final Exchange Ratio is Announced Prior to 9:00 a.m. Eastern Time on August 12, 2016	Final Exchange Ratio is Announced Prior to 9:00 a.m. Eastern Time on August 12, 2016

Deadline for Election Withdrawals

4:00 p.m. Eastern Time on August 12, 2016

Expiration Date

8:00 a.m. Eastern Time on August 16, 2016

Blackout Period Ends

No later than the week of September 4, 2016. You may find out when the Blackout Period has ended by going to the Savings Plan Web Tool using LM People at https://lmpeople.lmco.com via the Intranet (https://www.lmpeople.com via the Internet) > Pay and Benefits > Savings Plan or by going directly to https://lmco.voya.com.

Deadline for Submission, Withdrawal, or Change of Election 8:00 a.m. Eastern Time on August 16, 2016 Expiration Date: 8:00 a.m. Eastern Time on August 16, 2016

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online due to the unpredictable timing involved with mail delivery.

ADDITIONAL INFORMATION

Please see your Summary Plan Description and Investment Guide (“SPD”) for more information about your Plan, its rules and its investment options. This Notice, dated July 11, 2016, serves as an update to the SPD. Please retain this Notice for future reference with those materials.

If you have questions or need additional information about the Exchange Offer or about making an exchange election under the Plans, please contact Georgeson LLC, the Information Agent for the Exchange Offer, at (866) 482-4931 between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday, or between 12:00 p.m. and 6:00 p.m. Eastern Time on Saturday. Be sure to say that your questions or requests are about the LMC Plans.

If you have questions or need additional information about your Plan account or the Leidos Stock Fund units to be credited to your account, please contact the Savings Plan Information Line at (800) 444-4015 between 8:00 a.m. and 8:00 p.m. Eastern Time, on any day the New York Stock Exchange is open for regular trading, or access your Savings Plan account on the Savings Plan Web Tool using LM People at https://lmpeople.lmco.com via the Intranet (https://www.lmpeople.com via the Internet) > Pay and Benefits > Savings Plan or by going directly to https://lmco.voya.com.

You may provide your election to Computershare (the Exchange Agent):

Via the Internet Visit https://lmco.investortender.com/planparticipants/

By Mail
Mark, date and sign your
Election Form and return it to

Regular Mail:

Computershare

Attn: Corporate Actions

PO Box 43011

Providence, RI 02940-3011

Certified/Overnight Mail:

Computershare

Attn: Corporate Actions

250 Royall Street Suite V

Canton, MA 02021

Lockheed Martin Corporation Savings Plans — Investment Options Guide

Investment Option Fact Sheet

Leidos Common Stock Fund

Objective

The Leidos Common Stock Fund (the “Leidos Fund”) invests primarily in shares of Leidos Holdings, Inc. (“Leidos”) common stock and seeks growth over the long term through dividends and appreciation in the stock’s value. There is no guarantee that the Leidos Fund’s objective will be met.

Composition and Strategy

The Leidos Fund is invested primarily in Leidos common stock (NYSE: LDOS). However, a small portion of the Leidos Fund’s assets is held in cash equivalent reserves to allow for the daily processing of withdrawals. (Transfers into the Leidos Fund are not permitted.) Cash equivalent reserves typically range between .25% and 1% of the Leidos Fund, but may vary as needed for participant activity. Because the Leidos Fund also invests in cash equivalent reserves, the Leidos Fund’s performance may vary from that of Leidos common stock.

Factors Affecting Performance

The Leidos Fund is neither a mutual fund nor a diversified investment option. Because the Leidos Fund is not diversified, the value of the Leidos Fund may experience large fluctuations based on Leidos’ financial performance, stock market volatility and general economic conditions.

Performance

Because the Leidos Fund is a new investment option, there is no past performance history to report. However, one can determine how LDOS has performed over time by viewing its historical performance in the financial section of most search engines’ websites. Please remember that the past performance of LDOS is not necessarily indicative of future performance of the Leidos Fund.

Dividends

Quarterly dividends, paid on the shares attributable to your investment in the Leidos Fund, will be reinvested in the Leidos Fund in cash equivalent reserves and will not be invested in shares of Leidos common stock. You may not elect to have Leidos dividends paid directly to you. Dividends will not be subject to income taxes until they are distributed to you.

Investment Manager

The Leidos Fund is managed by:

•	State Street Global Advisors

Lockheed Martin Investment Management Company (“LMIMCo”) appoints the investment manager(s). LMIMCo may add or replace manager(s) at any time without notice to the participants.

Leidos Fund Purpose and Structure

The Leidos Fund is created for the Company savings plans (the “Plans”) and is available only to those Plan participants invested in the Company Common Stock Fund and/or the ESOP Fund who elected to participate in an exchange offer (the “Exchange Offer”) pursuant to the Prospectus—Offer to Exchange dated July 11, 2016. The Exchange Offer provided eligible Plan participants the opportunity to exchange their unit shares in the Company Common Stock Fund and/or the ESOP Fund, and, through a conversion process, to receive shares of Leidos common stock to be held in the unitized Leidos Fund.

The Leidos Fund is established to hold only those shares of Leidos common stock received by Plan participants who participated in the Exchange Offer. No other transfers into the Leidos Fund are allowed. The Leidos Fund will be an investment option of the Plans only for a relatively short period of time and thereafter balances in the Leidos fund will be liquidated and transferred into other Plan investments. More information regarding the sunsetting of the Leidos Fund will be provided at the appropriate time.

The Importance of Diversifying Your Retirement Savings

You should give careful consideration to the benefits of a well-balanced and diversified investment portfolio to help you achieve long-term retirement security. Diversifying your assets among different types of investments can help you achieve a favorable rate of return while minimizing your overall risk. Market or other economic conditions that cause one category of assets, or an individual security, to perform well often cause another asset category, or another particular security, to perform poorly.

Investing more than 20% of your retirement savings in any one company or industry may not achieve proper diversification. Although diversification is not a guarantee against loss, it is an effective strategy to help manage investment risk.

Note: Federal securities laws prohibit a participant from directing investments out of the Leidos Fund if the participant is in possession of material nonpublic information. Certain officers subject to Section16 of the Securities Exchange Act of 1934 are also restricted in their ability to direct transactions out of the Leidos Fund.

Expenses

The annual investment management fees for the Leidos Fund are 0.02%. The Leidos Fund also charges an annual independent fiduciary fee of 0.005%.

Because the Leidos Fund is new, there is no historical expense information; however, its expenses are expected to be identical to those of the Company Common Stock Fund. The Company Common Stock Fund expenses for 2015 were:

Total Annual Operating Expenses [1]		Shareholder-Type Fees / Investment Restrictions [2]
As a %	Per $1000
0.05%	$0.53	N/A

Expenses can vary somewhat from year to year

[1]	Total Annual Operating Expenses - expenses paid indirectly from each option, expressed as a percentage of the value of your investment in such option and as a dollar amount per $1000 of investment. Total Annual Operating Expenses shown above represent fees for investment management, recordkeeping, trustee services, investment oversight, fund operating expenses (where applicable), target date fund services (where applicable), and certain other minor expenses, and are allocated among individual accounts in proportion to each account balance.
[2]	Shareholder-type Fees – any fees paid directly from each option (e.g., sales loads, redemption fees, surrender charges) and any transfer restrictions. These fees are in addition to Total Annual Operating Expenses.

Additional Plan-specific administrative expenses are charged to each investment option. Please refer to your Plan’s Appendix C of the Investment Options Guide for a complete summary of investment management and administrative expenses.